SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

AUTONATION, INC.
(Name of Subject Company (Issuer))

AUTONATION, INC. (ISSUER)
(Names of Filing Persons (Issuer and Offeror))
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
05329W102
(CUSIP Number of Class of Securities)

JONATHAN P. FERRANDO
EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
AUTONATION, INC.
AUTONATION TOWER
29th FLOOR
110 SE 6th STREET
FORT LAUDERDALE, FL 33308
(954) 769-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copy to:
GARY P. CULLEN
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
333 W. WACKER DRIVE
CHICAGO, IL 60606

CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
$ 1,150,000,000	$ 123,050
(1)	Estimated solely for purposes of calculating the filing fee only, based on the purchase of 50,000,000 shares of common stock at the offer price of $23.00 per share.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, equals $107.00 per million of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION
     This Tender Offer Statement on Schedule TO relates to the offer by AutoNation, Inc., a Delaware corporation, to purchase up to 50,000,000 shares of its common stock, par value $0.01 per share, at a price of $23.00 per share, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 10, 2006 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.
ITEM 1. SUMMARY TERM SHEET.
     The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
     (a) The name of the issuer is AutoNation, Inc., a Delaware corporation (the “Company”), and the address of its principal executive office is 29th Floor, 110 SE 6th Street, Fort Lauderdale, FL 33308. The Company’s telephone number is (954) 769-6000.
     (b) The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.
     (c) The information set forth in the Offer to Purchase under Section 8 (“Price Range of the Shares”) is incorporated herein by reference.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
     (a) The Company is the filing person. The Company’s address and telephone number are set forth in Item 2 above. The information set forth in the Offer to Purchase under Section 12 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the shares”) is incorporated herein by reference.
ITEM 4. TERMS OF THE TRANSACTION.
     (a) The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:
•	“Summary Term Sheet”;

•	“Introduction”;

•	Section 1 (“Number of Shares; Proration”);

•	Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 6 (“Conditional Tender of Shares”);

•	Section 7 (“Conditions of the Tender Offer”);

•	Section 12 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

•	Section 15 (“Material United States Federal Income Tax Consequences”); and

•	Section 16 (“Extension of the Tender Offer; Termination; Amendment”).
     (b) The information in the “Introduction” to the Offer to Purchase and in Section 12 of the Offer to Purchase (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
     (e) The information set forth in the Offer to Purchase under Section 12 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
     (a), (b) and (c) The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”) is incorporated herein by reference.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     (a), (b) and (d) The information set forth in the Offer to Purchase under Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
     (a) and (b) The information set forth in the Offer to Purchase under Section 12 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
     (a) The information set forth in the Offer to Purchase under Section 17 (“Fees and Expenses”) is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.
     (a) The information set forth in the Offer to Purchase under Section 10 (“Certain Financial Information”) is incorporated herein by reference.
     (b) Not Applicable.
ITEM 11. ADDITIONAL INFORMATION.
     (a) The information set forth in the Offer to Purchase under Section 12 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 11 (“Certain Information Concerning the Company”) and Section 14 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.
     (b) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.
ITEM 12. EXHIBITS.

(a)(1)(A)*	Offer to Purchase dated March 10, 2006.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Press Release dated March 10, 2006.

(a)(1)(G)*	Summary Advertisement.

(a)(1)(H)*	Letter to Participants in the AutoNation, Inc. 401(k) Plan.

(a)(1)(I)*	Letter to Stock Option Holders.

(b)	Not applicable.

(d)(1)*	Letter Agreement, dated March 6, 2006, regarding agreement by ESL Investments, Inc. and certain affiliated entities to tender all of their shares in the tender offer, subject to certain conditions.

(d)(2)	AutoNation, Inc. 1991 Stock Option Plan, as amended to date (incorporated by reference to Exhibit 10.1 to AutoNation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000).

(d)(3)
AutoNation, Inc. 1995 Amended and Restated Employee Stock Option Plan, as amended to date (incorporated by reference to Exhibit 10.2 to AutoNation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000).

(d)(4)
AutoNation Enterprises Incorporated Amended and Restated 1995 Employee Stock Option Plan, as amended to date (incorporated by reference to Exhibit 10.3 to AutoNation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000).

(d)(5)
AutoNation, Inc. Amended and Restated 1995 Non-Employee Director Stock Option Plan (incorporated by reference to Exhibit 10.10 to AutoNation’s Annual Report on Form 10-K for the year ended December 31, 1998).

(d)(6)
AutoNation, Inc. Amended and Restated 1997 Employee Stock Option Plan, as amended to date (incorporated by reference to Exhibit 10.4 to AutoNation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000).

(d)(7)
AutoNation, Inc. Amended and Restated 1998 Employee Stock Option Plan, as amended to date (incorporated by reference to Exhibit 10.5 to AutoNation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000).

(d)(8)	AutoNation, Inc. Senior Executive Incentive Bonus Plan (incorporated by reference to Exhibit A to AutoNation’s Proxy Statement on Schedule 14A filed with the Commission on April 12, 2002).

(d)(9)	AutoNation, Inc. Deferred Compensation Plan (incorporated by reference to Exhibit 10.1 to AutoNation’s Form 8-K filed on November 23, 2005)

(d)(10)
Employment Agreement dated December 30, 2004, between AutoNation, Inc. and Michael J. Jackson, Chairman and Chief Executive Officer (incorporated by reference to Exhibit 10.1 to AutoNation’s Form 8-K filed on January 3, 2005).

(d)(11)	Amendment No. 1 dated March 25, 2005 to December 30, 2004 Employment Agreement with Michael J. Jackson (incorporated by reference to Exhibit 10.15 to AutoNation’s Form 8-K filed on March 31, 2005).

(d)(12)
Letter Agreement dated March 26, 1999 between AutoNation, Inc. and Michael E. Maroone, President and Chief Operating Officer (incorporated by reference to Exhibit 10.1 to AutoNation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999).

(d)(13)
Employment Agreement dated July 27, 2005, between AutoNation, Inc. and Michael E. Maroone, President and Chief Operating Officer (incorporated by reference to Exhibit 10.1 to AutoNation’s Form 8-K filed on July 27, 2005).

(d)(14)
Letter Agreement dated April 18, 2000 between AutoNation, Inc. and Craig T. Monaghan, Chief Financial Officer (incorporated by reference to Exhibit 10.6 to AutoNation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000).

(d)(15)
Form of Stock Option Agreement for stock options granted under the AutoNation, Inc. employee stock option plans (incorporated by reference to Exhibit 10.12 to AutoNation’s Annual Report on Form 10-K for the year ended December 31, 2004).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
     Not Applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 10, 2006

AUTONATION, INC.
By:	/s/ Jonathan P. Ferrando
Name: Jonathan P. Ferrando
Title: Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase dated March 10, 2006.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Press Release dated March 10, 2006.

(a)(1)(G)*	Summary Advertisement.

(a)(1)(H)*	Letter to Participants in the AutoNation, Inc. 401(k) Plan.

(a)(1)(I)*	Letter to Stock Option Holders.

(b)	Not applicable

(d)(1)*	Letter Agreement, dated March 6, 2006, regarding agreement by ESL Investments, Inc. and certain affiliated entities to tender all of their shares in the tender offer, subject to certain conditions.

(d)(2)	AutoNation, Inc. 1991 Stock Option Plan, as amended to date (incorporated by reference to Exhibit 10.1 to AutoNation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000).

(d)(3)
AutoNation, Inc. 1995 Amended and Restated Employee Stock Option Plan, as amended to date (incorporated by reference to Exhibit 10.2 to AutoNation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000).

(d)(4)
AutoNation Enterprises Incorporated Amended and Restated 1995 Employee Stock Option Plan, as amended to date (incorporated by reference to Exhibit 10.3 to AutoNation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000).

(d)(5)
AutoNation, Inc. Amended and Restated 1995 Non-Employee Director Stock Option Plan (incorporated by reference to Exhibit 10.10 to AutoNation’s Annual Report on Form 10-K for the year ended December 31, 1998).

(d)(6)
AutoNation, Inc. Amended and Restated 1997 Employee Stock Option Plan, as amended to date (incorporated by reference to Exhibit 10.4 to AutoNation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000).

(d)(7)
AutoNation, Inc. Amended and Restated 1998 Employee Stock Option Plan, as amended to date (incorporated by reference to Exhibit 10.5 to AutoNation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000).

(d)(8)	AutoNation, Inc. Senior Executive Incentive Bonus Plan (incorporated by reference to Exhibit A to AutoNation’s Proxy Statement on Schedule 14A filed with the Commission on April 12, 2002).

(d)(9)	AutoNation, Inc. Deferred Compensation Plan (incorporated by reference to Exhibit 10.1 to AutoNation’s Form 8-K filed on November 23, 2005)

(d)(10)
Employment Agreement dated December 30, 2004, between AutoNation, Inc. and Michael J. Jackson, Chairman and Chief Executive Officer (incorporated by reference to Exhibit 10.1 to Autonation’s Form 8-K filed on January 3, 2005).

(d)(11)	Amendment No. 1 dated March 25, 2005 to December 30, 2004 Employment Agreement with Michael J. Jackson (incorporated by reference to Exhibit 10.15 to Autonation’s Form 8-K filed on March 31, 2005).

(d)(12)
Letter Agreement dated March 26, 1999 between AutoNation, Inc. and Michael E. Maroone, President and Chief Operating Officer (incorporated by reference to Exhibit 10.1 to AutoNation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999).

(d)(13)
Employment Agreement dated July 27, 2005, between AutoNation, Inc. and Michael E. Maroone, President and Chief Operating Officer (incorporated by reference to Exhibit 10.1 to AutoNation’s Form 8-K filed on July 27, 2005).

(d)(14)
Letter Agreement dated April 18, 2000 between AutoNation, Inc. and Craig T. Monaghan, Chief Financial Officer (incorporated by reference to Exhibit 10.6 to AutoNation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000).

(d)(15)
Form of Stock Option Agreement for stock options granted under the AutoNation, Inc. employee stock option plans (incorporated by reference to Exhibit 10.12 to AutoNation’s Annual Report on Form 10-K for the year ended December 31, 2004).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.